Vasogen Inc.                                                   INVESTOR CONTACT

2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1                                    Glenn Neumann
tel: (905) 569-2265   fax: (905) 569-9231                     Investor Relations
www.vasogen.com                                                   (905) 569-9065
                                                            investor@vasogen.com

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FOR IMMEDIATE RELEASE

                  Vasogen to Conduct Quarterly Conference Call

Toronto, Ontario (January 19, 2001) -- Vasogen Inc. (TSE:VAS; AMEX:MEW) will conduct its quarterly conference call on Tuesday, January 23, 2001 at 4:10 p.m. Eastern Time to provide a regular quarterly update on corporate developments. The conference will also be available via audio webcast. Participants are invited to attend by connecting 10 minutes prior to the call to one of the following:

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                        Direct Dial                     416-640-4127
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                        Toll-free                       888-881-4892
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                        Audio Webcast*               www.vasogen.com
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                                                  *RealPlayer required


The conference call will be re-broadcast until January 30, 2001 and may be accessed by calling:

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         Direct Dial               416-640-1917          Passcode: 88923#
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The audio  webcast will also be available  for replay via  Vasogen's  website at
www.vasogen.com.

   Vasogen is focused on developing immune modulation therapies to advance the treatment of cardiovascular, autoimmune and related inflammatory diseases. These therapies are designed to target fundamental disease-causing events, providing safe, effective treatment.

Statements contained in this press release, and in the upcoming conference call, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements subject to a number of uncertainties that could cause actual results to differ materially from statements made.